Exhibit 99.2

Royal Dutch Shell plc

Three and twelve month period ended December 31, 2015

Unaudited Condensed Financial Report

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4th QUARTER 2015 UNAUDITED RESULTS

•	Royal Dutch Shell’s fourth quarter 2015 earnings, on a current cost of supplies (CCS) basis (see Note 2), were $1.8 billion compared with $4.2 billion for the same quarter a year ago. Full year 2015 CCS earnings were $3.8 billion compared with $19.0 billion in 2014.

•	Fourth quarter 2015 CCS earnings excluding identified items (see page 11) were $1.8 billion compared with $3.3 billion for the fourth quarter of 2014, a decrease of 44%. Fourth quarter 2015 earnings were positively impacted by non-cash net gains of some $0.3 billion related to currency exchange rate effects on deferred tax positions. Full year 2015 CCS earnings excluding identified items were $10.7 billion compared with $22.6 billion in 2014.

•	Compared with the fourth quarter 2014, CCS earnings excluding identified items benefited from continued strong Downstream results reflecting steps taken by the company to improve financial performance. In Upstream, earnings were impacted by the significant decline in oil and gas prices, partly offset by lower costs. Contributions from integrated gas were higher mainly as a result of improved trading performance and the effect of the strengthening of the Australian dollar on deferred tax positions.

•	Fourth quarter 2015 basic CCS earnings per share excluding identified items decreased by 44% versus the fourth quarter 2014. Full year 2015 basic CCS earnings per share excluding identified items decreased by 53% versus 2014.

•	Total dividends distributed to Royal Dutch Shell plc shareholders in the quarter were $3.0 billion, of which $1.2 billion were settled under the Scrip Dividend Programme. No shares were bought back during the fourth quarter.

•	Gearing at the end of 2015 was 14.0% compared with 12.2% at the end of 2014.

•	A fourth quarter 2015 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

•	Royal Dutch Shell is expected to announce a dividend of $0.47 per ordinary share and $0.94 per ADS in respect of the first quarter 2016.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full year
Q4 2015	Q3 2015	Q4 2014%[1]			2015	2014	%
939	(7,416)	595	+58	Income/(loss) attributable to Royal Dutch Shell plc shareholders	1,939	14,874	-87
901	1,296	3,568		Current cost of supplies (CCS) adjustment for Downstream	1,903	4,167
1,840	(6,120)	4,163	-56	CCS earnings	3,842	19,041	-80
15	(7,890)	901		Identified items[2]	(6,834)	(3,521)
1,825	1,770	3,262	-44	CCS earnings excluding identified items	10,676	22,562	-53
				Of which:
493	(425)	1,730		Upstream	1,780	16,505
1,524	2,617	1,550		Downstream	9,748	6,265
(192)	(422)	(18)		Corporate and Non-controlling interest	(852)	(208)
5,423	11,231	9,608	-44	Cash flow from operating activities	29,810	45,044	-34
0.29	(0.97)	0.66	-56	Basic CCS earnings per share ($)	0.61	3.02	-80
0.58	(1.94)	1.32		Basic CCS earnings per ADS ($)	1.22	6.04
0.29	0.28	0.52	-44	Basic CCS earnings per share excl. identified items ($)	1.69	3.57	-53
0.58	0.56	1.04		Basic CCS earnings per ADS excl. identified items ($)	3.38	7.14

0.47	0.47	0.47	—	Dividend per share ($)	1.88	1.88	—
0.94	0.94	0.94		Dividend per ADS ($)	3.76	3.76

[1]	Q4 on Q4 change
[2]	See page 11

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Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“The completion of the BG transaction, which we are expecting in a matter of weeks, marks the start of a new chapter in Shell, rejuvenating the company, and improving shareholder returns.

We are making substantial changes in the company, reorganising our Upstream, and reducing costs and capital investment, as we refocus Shell, and respond to lower oil prices. As we have previously indicated, this will include a reduction of some 10,000 staff and direct contractor positions in 2015-16 across both companies.

In 2015, we significantly curtailed spending by reducing the number of new investment decisions and designing lower-cost development solutions. For 2016, we have exited the Bab sour gas project in Abu Dhabi, and are postponing final investment decisions on LNG Canada and Bonga South West in deep water Nigeria. Operating costs and capital investment have been reduced by a total of $12.5 billion as compared to 2014, and we expect further reductions in 2016.

As a result of our actions in 2015, we have retained a strong balance sheet position, with 14% gearing. Shell will take further impactful decisions to manage through the oil price downturn, should conditions warrant that. Shell’s dividends for 2015 were $1.88 per share, and are expected to be at least $1.88 per share in 2016, as previously announced.”

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FOURTH QUARTER 2015 PORTFOLIO DEVELOPMENTS

Upstream

During the quarter in Canada, Shell announced the start of commercial operations at the Quest carbon capture and storage project. Quest will capture one-third of the emissions from Shell’s Scotford Upgrader, which turns oil sand bitumen into synthetic crude that can be refined into fuel and other products. The carbon dioxide (“CO2”) is then transported through a pipeline and injected more than two kilometres underground below multiple layers of impermeable rock formations. Quest is designed to capture and safely store more than one million tonnes of CO2 each year.

In Ireland, Shell announced first production from the Corrib gas field (Shell interest 45%). At peak annual production, the Corrib gas field is expected to produce 45 thousand barrels of oil equivalent per day (“boe/d”).

Shell started up the gas injection facilities at the Shell-operated Gumusut-Kakap deep-water development (Shell interest 33%) in Malaysia. This follows first oil production, achieved in the fourth quarter 2014.

In New Zealand, Shell agreed to sell its interest in the Maui natural gas pipeline (Shell interest 83.75%) to First State Investments for a consideration of NZD 335 million (around USD 200 million). The transaction, subject to regulatory approval, is expected to complete in 2016.

In Nigeria, Shell Nigeria Exploration and Production Company Ltd announced first production from the Bonga Phase 3 project (Shell interest 55%). Bonga Phase 3 is an expansion of the Bonga Main development, with peak production expected to be some 50 thousand boe/d. The oil will be transported through existing pipelines to the Bonga floating production, storage and offloading facility.

Also in Nigeria, Shell completed the sale of its 30% interest in Oil Mining Lease (“OML”) 71 and OML 72 to West African Exploration and Production Company Limited, as part of its ongoing portfolio review and optimisation. Both of these blocks were non-producing.

In Shell’s exploration programme there was one successful non-operated oil discovery with the Beryl K well (Shell interest 45%) in the United Kingdom.

Shell had continued success with near-field exploration discoveries in Brunei, the Netherlands, and Oman.

In January, Shell announced that after careful and thorough evaluation of technical challenges, it has decided to exit the joint development of the Bab sour gas reservoirs (Shell interest 40%) with ADNOC in the emirate of Abu Dhabi, United Arab Emirates, and to stop further joint work on the project. The evaluation concluded that for Shell, the development of the project does not fit with the company’s strategy, particularly in the economic climate prevailing in the energy industry.

Upstream divestment proceeds totalled some $0.3 billion for the fourth quarter 2015.

Downstream

During the quarter, Shell announced that it reached final investment decision (“FID”) on a project to increase alpha olefins production at its chemical manufacturing site in Geismar, Louisiana. Shell will construct a fourth alpha olefins unit, adding 425 thousand tonnes of capacity. This project will make the site the largest alpha olefins producer in the world.

Shell also announced FID on a project to build a major new unit at the Pernis refinery in Rotterdam, the Netherlands. The solvent deasphalter unit will remove heavier fractions from crude oil, allowing the refinery to upgrade a larger proportion of its oil intake into lighter, high-grade products. Construction work is planned to start in 2016, subject to permit approvals, with completion expected by the end of 2018.

In the United Kingdom, Shell completed the sale of 185 service stations across the United Kingdom to independent dealers. All 185 service stations will retain the Shell brand and sell Shell’s fuels.

In the United States, Shell completed the sale of an additional 3.7% interest in Shell Midstream Partners, L.P. to public investors via the issuance of an additional 9,200,000 LP units for net proceeds of $297 million.

Downstream divestment proceeds totalled some $1.1 billion for the fourth quarter 2015 and included proceeds from the divestments of the Butagaz LPG business in France, Shell’s 75% interest in Tongyi Lubricants in China, the retail, commercial fuels, and supply and distribution logistics businesses in Norway.

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KEY FEATURES OF THE FOURTH QUARTER AND FULL YEAR 2015

•	Fourth quarter 2015 CCS earnings (see Note 2) were $1,840 million, 56% lower than for the same quarter a year ago. Full year 2015 CCS earnings were $3,842 million, 80% lower than in 2014.

•	Fourth quarter 2015 CCS earnings excluding identified items (see page 11) were $1,825 million compared with $3,262 million for the fourth quarter 2014, a decrease of 44%. Fourth quarter 2015 CCS earnings excluding identified items benefited from continued strong Downstream results reflecting steps taken by the company to improve financial performance. In Upstream, earnings were impacted by the significant decline in oil and gas prices, partly offset by lower costs. Contributions from integrated gas were higher mainly as a result of improved trading performance and the effect of the strengthening of the Australian dollar on deferred tax positions.

Full year 2015 CCS earnings excluding identified items were $10,676 million compared with $22,562 million in 2014, a decrease of 53%.

•	Basic CCS earnings per share for the fourth quarter 2015 decreased by 56% versus the same quarter a year ago. Full year 2015 basic CCS earnings per share decreased by 80% versus 2014.

•	Basic CCS earnings per share excluding identified items for the fourth quarter 2015 decreased by 44% versus the same quarter a year ago. Full year 2015 basic CCS earnings per share excluding identified items decreased by 53% versus 2014.

•	Cash flow from operating activities for the fourth quarter 2015 was $5.4 billion, compared with $9.6 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the fourth quarter 2015 was $3.8 billion, compared with $3.5 billion for the same quarter last year.

Full year 2015 cash flow from operating activities was $29.8 billion, compared with $45.0 billion in 2014. Excluding working capital movements, cash flow from operating activities for the full year 2015 was $24.3 billion, compared with $38.6 billion in 2014.

•	Capital investment (see Note B) for the fourth quarter 2015 was $7.9 billion and divestments (see Note C) were $1.7 billion.

Full year 2015 capital investment was $28.9 billion, $8.4 billion lower than in 2014. This was delivered by efficiency improvements and more selectivity on new investments. Capital investment for Shell and BG combined for the full year 2016 is expected to be $33 billion, down some 45% from combined spending, which peaked in 2013. Flexibility for further reductions is available and will be utilised should conditions warrant this. Full year 2015 divestments were $5.5 billion, of which proceeds from the sales of interests in Shell Midstream Partners, L.P. were $0.6 billion.

•	Operating costs (see Note F) for the full year 2015 decreased by $4.1 billion, to $41.1 billion, and Shell’s costs are expected to fall again in 2016, by a further $3 billion. This is some 15% lower than 2014 levels. Synergies from the BG combination will be in addition to that.

•	Total dividends distributed to Royal Dutch Shell plc shareholders in the fourth quarter 2015 were $3.0 billion, of which $1.2 billion were settled by issuing some 49.0 million A shares under the Scrip Dividend Programme. Total dividends distributed in the full year 2015 were $12.0 billion, of which $2.6 billion were settled by issuing some 96.3 million A shares under the Scrip Dividend Programme.

•	Under our share buyback programme during the full year 2015, some 12.7 million shares were bought back for cancellation for a consideration of $0.4 billion. No shares were bought back during the fourth quarter.

•	Return on average capital employed on a reported income basis (see Note D) was 1.9% at the end of 2015 compared with 7.1% at the end of 2014.

•	Gearing (see Note E) was 14.0% at the end of 2015 versus 12.2% at the end of 2014.

•	Oil and gas production for the fourth quarter 2015 was 3,039 thousand boe/d, a decrease of 5% compared with the fourth quarter 2014. Fourth quarter 2015 production was in line with the same period last year excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, and security impacts in Nigeria.

Full year 2015 oil and gas production was 2,954 thousand boe/d, a decrease of 4% compared with 2014. Full year 2015 production volumes increased by 1% compared with 2014, excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, Abu Dhabi licence and Malaysia PSC expiries, PSC price effects, and security impacts in Nigeria.

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•	Equity sales of LNG of 5.68 million tonnes for the fourth quarter 2015 were 8% lower than for the same quarter a year ago.

Full year 2015 equity sales of LNG of 22.62 million tonnes were 6% lower than in 2014.

•	Oil products sales volumes for the fourth quarter 2015 were 1% lower than for the fourth quarter 2014. Chemicals sales volumes for the fourth quarter 2015 increased by 7% compared with the same quarter a year ago.

Full year 2015 oil products sales volumes were 1% higher than in 2014. Full year 2015 chemicals sales volumes increased by 1% compared with 2014.

•	When the 2015 Annual Report and Form 20-F is filed, the proved reserves reporting will update on Shell’s 2015 performance, and will not include reserves from the proposed combination with BG.

•	At the end of 2015, total proved reserves on an SEC basis are expected to be 11.7 billion boe, after taking into account 2015 production.

With 2015 production of 1.1 billion boe, our proved Reserves Replacement Ratio for the year on an SEC basis is expected to be -20%, a total reduction of 1.4 billion boe to our SEC proved reserves. The 3-year average headline proved Reserves Replacement Ratio on an SEC basis is expected to be 48%.

When final volumes are reported in the 2015 Annual Report and Form 20-F, Shell expects that SEC proved oil and gas reserves will be reduced by 0.2 billion boe, before taking into account production.

Falling oil prices have reduced Shell’s reserves in 2015. Consistent with our past practise, the impact of changing prices is calculated by replacing the 2014 year average price with the 2015 year average price to determine the potential adjustment to SEC proved reserves at the end of 2014. Applying this methodology, 1.7 billion of proved reserves would have been excluded from our 2014 SEC proved reserves if the 2015 year average price was used. This adjustment of 1.7 billion boe includes de-booking of 0.4 billion boe of proved reserves at Carmon Creek in Canada, and 0.95 billion boe associated with Muskeg River Mine in Canada. However, due to significant structural cost improvements at the mine in 2015 these 0.95 billion boe are retained in 2015. These barrels are not considered additions for SEC reporting purposes as they were included in our 2014 SEC proved reserves.

Further information will be provided in our 2015 Annual Report and Form 20-F, which is expected to be filed in March 2016.

•	Supplementary financial and operational disclosure for the fourth quarter 2015 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

Earnings for the fourth quarter 2015 reflected the following items, which in aggregate amounted to a net gain of $15 million (compared with a net gain of $901 million for the fourth quarter 2014), as summarised in the table below:

•	Upstream earnings included a net charge of $826 million, primarily reflecting asset impairments of some $640 million and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $210 million, partly offset by gains on divestments of some $100 million. Upstream earnings for the fourth quarter 2014 included a net gain of $915 million.

•	Downstream earnings included a net gain of $978 million, primarily reflecting gains on divestments of some $995 million and the net positive impact of fair value accounting of commodity derivatives of some $100 million, offset by impairment charges of some $100 million. Downstream earnings for the fourth quarter 2014 included a net charge of $6 million.

•	Corporate results and Non-controlling interest included a net charge of $137 million, mainly reflecting a tax provision. Earnings for the fourth quarter 2014 included a net charge of $8 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2015	Q3 2015	Q4 2014		2015	2014
			Segment earnings impact of identified items:
(826)	(8,218)	915	Upstream	(7,443)	(664)
978	(136)	(6)	Downstream	495	(2,854)
(137)	464	(8)	Corporate and Non-controlling interest	114	(3)
15	(7,890)	901	Earnings impact	(6,834)	(3,521)

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note A)

•	Redundancy and restructuring

Further items may be identified in addition to the above.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Full year
Q4 2015	Q3 2015	Q4 2014%[1]			2015	2014	%
493	(425)	1,730	-72	Upstream earnings excluding identified items	1,780	16,505	-89

(333)	(8,643)	2,645	-113	Upstream earnings	(5,663)	15,841	-136

2,916	4,044	4,991	-42	Upstream cash flow from operating activities	13,181	31,839	-59

5,820	5,848	7,511	-23	Upstream capital investment	23,527	31,293	-25

1,532	1,528	1,526	—	Liquids production available for sale (thousand b/d)	1,509	1,484	+2

8,741	7,837	9,782	-11	Natural gas production available for sale (million scf/d)	8,380	9,259	-9

3,039	2,880	3,213	-5	Total production available for sale (thousand boe/d)	2,954	3,080	-4

5.68	5.31	6.20	-8	Equity sales of LNG (million tonnes)	22.62	23.97	-6

[1]	Q4 on Q4 change

Fourth quarter Upstream earnings excluding identified items were $493 million compared with $1,730 million a year ago. Identified items were a net charge of $826 million compared with a net gain of $915 million for the fourth quarter 2014 (see page 11).

Compared with the fourth quarter 2014, earnings excluding identified items were impacted by the significant decline in oil and gas prices. This was partly offset by decreased costs and lower exploration expenses, including lower well write-offs, and lower taxation.

Compared with the fourth quarter 2014, earnings benefited from the impact of the strengthening of the Australian dollar and Brazilian real on deferred tax positions, which increased earnings by $553 million and $135 million respectively. The benefit of these deferred tax movements in the fourth quarter 2015 was $257 million after tax, compared with a negative impact of some $431 million after tax in the same period a year ago.

Upstream Americas excluding identified items incurred a loss.

Global liquids realisations were 46% lower than for the fourth quarter 2014. Global natural gas realisations were 33% lower than for the same quarter a year ago, with a 44% decrease in the Americas and a 31% decrease outside the Americas.

Fourth quarter 2015 production was 3,039 thousand boe/d compared with 3,213 thousand boe/d a year ago. Liquids production was in line with the same period a year ago and natural gas production decreased by 11% compared with the fourth quarter 2014. Fourth quarter 2015 production was in line with the same period last year excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, and security impacts in Nigeria.

The continuing ramp-up of existing fields, in particular Cardamom and Mars B in the Americas, Bonga Main in Nigeria and Gumusut-Kakap in Malaysia, contributed some 88 thousand boe/d to production compared with the fourth quarter 2014.

Equity LNG sales volumes of 5.68 million tonnes decreased by 8% compared with the same quarter a year ago, mainly reflecting the expiry of the Malaysia LNG Dua JVA.

Full year Upstream earnings excluding identified items were $1,780 million compared with $16,505 million in 2014. Identified items were a net charge of $7,443 million, compared with a net charge of $664 million in 2014 (see page 11).

Compared with 2014, Upstream earnings excluding identified items were impacted by the significant decline in oil and gas prices. Earnings benefited from lower costs including favourable exchange rate effects and divestments, and decreased depreciation.

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Compared with 2014, the impact of the weakening of the Australian dollar and Brazilian real on deferred tax positions reduced earnings by $131 million and $311 million respectively. The impact of these deferred tax movements in the full year 2015 was $1,022 million after tax, compared with an impact of $580 million after tax in 2014.

Global liquids realisations were 48% lower than in 2014. Global natural gas realisations were 27% lower than in 2014, with a 47% decrease in the Americas and a 24% decrease outside the Americas.

Full year 2015 production was 2,954 thousand boe/d compared with 3,080 thousand boe/d in 2014. Liquids production increased by 2% and natural gas production decreased by 9% compared with 2014. Production volumes in 2015 increased by 1%, compared with 2014, excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, Abu Dhabi license and Malaysia PSC expiries, PSC price effects, and security impacts in Nigeria.

New field start-ups and the continuing ramp-up of existing fields, in particular Cardamom and Mars B in the Americas and Bonga NW in Nigeria, contributed some 117 thousand boe/d to production in 2015, which more than offset the impact of field declines.

Equity LNG sales volumes of 22.62 million tonnes were 6% lower than in 2014, mainly reflecting the expiry of the Malaysia LNG Dua JVA, the Woodside divestment and increased maintenance activities.

DOWNSTREAM

Quarters				$ million	Full year
Q4 2015	Q3 2015	Q4 2014%[1]			2015	2014	%
1,524	2,617	1,550	-2	Downstream CCS earnings excluding identified items	9,748	6,265	+56

2,502	2,481	1,544	+62	Downstream CCS earnings	10,243	3,411	+200

2,101	6,605	4,698	-55	Downstream cash flow from operating activities	14,076	11,292	+25

1,974	1,211	2,098	-6	Downstream capital investment	5,119	5,910	-13

2,630	2,776	2,718	-3	Refinery processing intake (thousand b/d)	2,805	2,903	-3

6,297	6,586	6,392	-1	Oil products sales volumes (thousand b/d)	6,432	6,365	+1

4,178	4,452	3,895	+7	Chemicals sales volumes (thousand tonnes)	17,148	17,008	+1

[1]	Q4 on Q4 change

Fourth quarter Downstream earnings excluding identified items were $1,524 million compared with $1,550 million for the fourth quarter 2014. Identified items were a net gain of $978 million, compared with a net charge of $6 million for the fourth quarter 2014 (see page 11).

Compared with the fourth quarter 2014, Downstream earnings excluding identified items benefited from improved refining industry conditions. Earnings also benefited from lower costs including favourable exchange rate effects, and lower taxation. Earnings were impacted by lower results from marketing, largely as a result of negative exchange rate effects, and decreased contributions from trading and supply. Contributions from Chemicals decreased mainly as a result of weaker base chemicals and intermediates industry conditions.

Refinery intake volumes were 3% lower compared with the same quarter last year. Refinery availability was 83%, compared with 95% for the fourth quarter 2014, mainly as a result of increased maintenance.

Oil products sales volumes decreased by 1% compared with the same period a year ago, mainly reflecting lower trading volumes.

Chemicals sales volumes increased by 7% compared with the same quarter last year. Chemicals manufacturing plant availability increased to 81% from 65% for the fourth quarter 2014, reflecting recovery at the Moerdijk chemical site in the Netherlands, partly offset by increased maintenance activities.

Full year Downstream earnings excluding identified items were $9,748 million compared with $6,265 million in 2014. Identified items were a net gain of $495 million, compared with a net charge of $2,854 million in 2014 (see page 11).

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Compared with 2014, Downstream earnings excluding identified items benefited from higher realised refining margins, reflecting the industry environment, lower costs including the impact of favourable exchange rate effects and divestments, and lower taxation. Contributions from marketing were impacted by negative exchange rate effects, with strong underlying performance. Contributions from Chemicals increased, reflecting improved industry conditions for intermediates and for base chemicals in Asia, partly offset by unit shut-downs at the Moerdijk chemical site in the Netherlands.

Refinery intake volumes were 3% lower compared with 2014. Excluding portfolio impacts, refinery intake volumes were 1% lower than in 2014. Refinery availability was 90%, compared with 93% in 2014.

Oil products sales volumes increased by 1% compared with 2014, mainly reflecting higher trading volumes.

Chemicals sales volumes increased by 1% compared with 2014, primarily driven by increased demand in Asia and overall improved intermediates market conditions. Chemicals manufacturing plant availability was 85%, in line with 2014.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Full year
Q4 2015	Q3 2015	Q4 2014		2015	2014
(192)	(422)	(18)	Corporate and Non-controlling interest excl. identified items	(852)	(208)
			Of which:
(158)	(355)	(24)	Corporate	(536)	(153)
(34)	(67)	6	Non-controlling interest	(316)	(55)

(329)	42	(26)	Corporate and Non-controlling interest	(738)	(211)

Fourth quarter Corporate results and Non-controlling interest excluding identified items were a loss of $192 million, compared with a loss of $18 million for the same period last year. Identified items for the fourth quarter 2015 were a net charge of $137 million, whereas earnings for the fourth quarter 2014 included a net charge of $8 million (see page 11).

Compared with the fourth quarter 2014, Corporate results excluding identified items mainly reflected lower tax credits and higher net interest expense, partly offset by favourable exchange rate effects.

Compared with the fourth quarter 2014, earnings were negatively impacted by the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business by $84 million. The impact of this on the fourth quarter 2015 earnings excluding identified items was a charge of $4 million after tax, compared with an $80 million gain in the same period a year ago.

Full year Corporate results and Non-controlling interest excluding identified items were a loss of $852 million compared with a loss of $208 million in 2014. Identified items for 2015 were a net gain of $114 million, whereas earnings for 2014 included a net charge of $3 million (see page 11).

Compared with 2014, Corporate results excluding identified items mainly reflected adverse currency exchange rate effects, partly offset by higher tax credits.

Compared with 2014, earnings benefited from the impact of the weakening Brazilian real on deferred tax positions related to financing of the Upstream business by $160 million. The impact of this on the full year 2015 earnings excluding identified items was a gain of $252 million after tax, compared with a gain of $92 million in 2014.

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OPERATIONAL OUTLOOK FOR THE FIRST QUARTER 2016

The following information reflects Shell’s asset base as of December 31, 2015.

Compared with the first quarter 2015, Upstream earnings are expected to be impacted by some 40 thousand boe/d associated with the impact of curtailment and underground storage utilisation at NAM, some 20 thousand boe/d related to a Malaysia PSC expiry, and some 15 thousand boe/d as a result of divestments. The impact of maintenance is expected to be lower by some 30 thousand boe/d. In Qatar, the Pearl GTL plant will undergo planned maintenance starting in March and continuing into the second quarter 2016.

Refinery availability is expected to decline in the first quarter 2016 as a result of higher turnaround activity and increased maintenance compared with the same period a year ago. Unit shutdowns at the Bukom chemical site in Singapore are expected to result in similar Chemicals manufacturing plant availability as in the first quarter 2015, which was heavily impacted by unit shutdowns at the Moerdijk chemical site in the Netherlands.

Upon the successful completion of the recommended combination with BG which it is expected on February 15, 2016, Shell’s consolidated financial results will include BG’s financial performance and the fair values of its assets and liabilities.

FORTHCOMING EVENTS

First quarter 2016 results and first quarter 2016 dividend are scheduled to be announced on May 4, 2016. Second quarter 2016 results and second quarter 2016 dividend are scheduled to be announced on July 28, 2016. Third quarter 2016 results and third quarter 2016 dividend are scheduled to be announced on October 27, 2016.

Shell’s Capital Markets Day will be held on June 7, 2016 in London, United Kingdom.

PROFIT ESTIMATES

Certain statements set out in the update on fourth quarter 2015 and full year unaudited results and related supplementary prospectus published by Shell on January 20, 2016 represented profit estimates under the UK City Code on Takeovers and Mergers. The profit estimates relating to the fourth quarter ended December 31, 2015 have been confirmed by the fourth quarter results set out in this announcement and the profit estimates relating to the full year ended December 31, 2015 have been superseded by the publication of the unaudited full year results set out in this announcement.

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Full year
Q4 2015	Q3 2015	Q4 2014%[1]			2015	2014	%
58,146	68,706	92,374		Revenue	264,960	421,105
793	193	818		Share of profit of joint ventures and associates	3,527	6,116
1,237	285	974		Interest and other income	3,669	4,123
60,176	69,184	94,166		Total revenue and other income	272,156	431,344
43,166	51,612	73,640		Purchases	194,644	327,278
7,515	7,419	7,465		Production and manufacturing expenses	28,095	30,038
3,090	2,896	3,426		Selling, distribution and administrative expenses	11,956	13,965
297	291	363		Research and development	1,093	1,222
549	3,406	1,323		Exploration	5,719	4,224
5,281	12,156	4,991		Depreciation, depletion and amortisation	26,714	24,499
519	527	430		Interest expense	1,888	1,804
(241)	(9,123)	2,528	-110	Income/(loss) before taxation	2,047	28,314	-93
(1,183)	(1,730)	2,110		Taxation	(153)	13,584
942	(7,393)	418	+125	Income/(loss) for the period	2,200	14,730	-85
3	23	(177)		Income/(loss) attributable to non-controlling interest	261	(144)
939	(7,416)	595	+58	Income/(loss) attributable to Royal Dutch Shell plc shareholders	1,939	14,874	-87

[1]	Q4 on Q4 change

EARNINGS PER SHARE

Quarters			$	Full year
Q4 2015	Q3 2015	Q4 2014		2015	2014
0.15	(1.17)	0.09	Basic earnings per share	0.31	2.36
0.15	(1.16)	0.09	Diluted earnings per share	0.30	2.36

SHARES1

Quarters			Millions	Full year
Q4 2015	Q3 2015	Q4 2014		2015	2014
			Weighted average number of shares as the basis for:
6,356.0	6,327.7	6,301.0	Basic earnings per share	6,320.3	6,311.5
6,416.1	6,396.9	6,301.1	Diluted earnings per share	6,393.8	6,311.6
6,397.5	6,348.4	6,295.0	Shares outstanding at the end of the period	6,397.5	6,295.0

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2015	Q3 2015	Q4 2014		2015	2014
942	(7,393)	418	Income/(loss) for the period	2,200	14,730
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
(1,249)	(3,341)	(2,398)	Currency translation differences	(7,121)	(5,321)
(119)	(324)	(560)	Unrealised gains/(losses) on securities	(707)	(797)
(202)	139	537	Cash flow hedging gains/(losses)	61	528
(41)	19	(86)	Share of other comprehensive income/(loss) of joint ventures and associates	(40)	(156)
(1,611)	(3,507)	(2,507)	Total	(7,807)	(5,746)
			Items that are not reclassified to income in later periods:
3,140	(2,369)	(3,011)	Retirement benefits remeasurements	4,951	(6,482)
1,529	(5,876)	(5,518)	Other comprehensive income/(loss) for the period	(2,856)	(12,228)
2,471	(13,269)	(5,100)	Comprehensive income/(loss) for the period	(656)	2,502
(16)	(53)	(163)	Comprehensive income/(loss) attributable to non-controlling interest	155	(190)
2,487	(13,216)	(4,937)	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(811)	2,692

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	17

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014
Assets
Non-current assets:
Intangible assets	6,283	6,300	7,076
Property, plant and equipment	182,838	181,681	192,472
Joint ventures and associates	30,150	30,940	31,558
Investments in securities	3,416	3,573	4,115
Deferred tax[1]	11,033	10,258	8,131
Retirement benefits	4,362	2,366	1,682
Trade and other receivables	8,717	8,331	8,304

	246,799	243,449	253,338

Current assets:
Inventories	15,822	19,276	19,701
Trade and other receivables	45,784	49,130	58,470
Cash and cash equivalents	31,752	31,846	21,607

	93,358	100,252	99,778

Total assets	340,157	343,701	353,116

Liabilities
Non-current liabilities:
Debt	52,849	50,438	38,332
Trade and other payables	4,528	4,510	3,582
Deferred tax[1]	8,976	9,935	12,052
Retirement benefits	12,587	14,557	16,318
Decommissioning and other provisions	26,148	25,110	23,834

	105,088	104,550	94,118

Current liabilities:
Debt	5,530	5,149	7,208
Trade and other payables	52,770	55,230	64,864
Taxes payable	8,233	10,378	9,797
Retirement benefits	350	359	377
Decommissioning and other provisions	4,065	5,553	3,966

	70,948	76,669	86,212

Total liabilities	176,036	181,219	180,330

Equity attributable to Royal Dutch Shell plc shareholders	162,876	161,348	171,966

Non-controlling interest	1,245	1,134	820

Total equity	164,121	162,482	172,786

Total liabilities and equity	340,157	343,701	353,116

[1]	Deferred tax assets increased and deferred tax liabilities decreased in 2015 primarily as a result of the impairments described in Note 2.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	18

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders					Non- controlling interest
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total		Total equity
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive income/(loss) for the period	—	—	(2,750)	1,939	(811)	155	(656)
Capital contributions from, and other changes in, non-controlling interest	—	—	—	501	501	387	888
Dividends paid	—	—	—	(11,972)	(11,972)	(117)	(12,089)
Scrip dividends[1]	7	—	(7)	2,602	2,602	—	2,602
Repurchases of shares[2]	(1)	—	1	1	1	—	1
Shares held in trust: net sales and dividends received	—	606	—	70	676	—	676
Share-based compensation	—	—	(65)	(22)	(87)	—	(87)

At December 31, 2015	546	(584)	(17,186)	180,100	162,876	1,245	164,121

At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income/(loss) for the period	—	—	(12,182)	14,874	2,692	(190)	2,502
Capital contributions from, and other changes in, non-controlling interest	—	—	—	727	727	25	752
Dividends paid	—	—	—	(11,843)	(11,843)	(116)	(11,959)
Scrip dividends[1]	6	—	(6)	2,399	2,399	—	2,399
Repurchases of shares	(8)	—	8	(2,787)	(2,787)	—	(2,787)
Shares held in trust: net sales and dividends received	—	742	—	107	849	—	849
Share-based compensation	—	—	(148)	30	(118)	—	(118)

At December 31, 2014	540	(1,190)	(14,365)	186,981	171,966	820	172,786

[1]	Under the Scrip Dividend Programme some 96.3 million A shares, equivalent to $2.6 billion, were issued during 2015 and some 64.6 million A shares, equivalent to $2.4 billion, were issued during 2014.
[2]	Share repurchases in January 2015 were offset by repurchase commitments accrued at December 31, 2014. The share buyback programme was suspended in February 2015.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Financial Statements.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2015	Q3 2015	Q4 2014		2015	2014
			Cash flow from operating activities
942	(7,393)	418	Income/(loss) for the period	2,200	14,730
			Adjustment for:
1,212	1,146	2,330	- Current taxation	7,058	13,757
405	426	375	- Interest expense (net)	1,529	1,598
5,281	12,156	4,991	- Depreciation, depletion and amortisation	26,714	24,499
(1,108)	(493)	(972)	- Net losses/(gains) on sale of non-current assets and businesses	(3,460)	(3,212)
1,598	5,883	6,124	- Decrease/(increase) in working capital	5,521	6,405
(793)	(193)	(818)	- Share of loss/(profit) of joint ventures and associates	(3,527)	(6,116)
1,440	1,039	1,531	- Dividends received from joint ventures and associates	4,627	6,902
(1,827)	(2,407)	(1,705)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(5,827)	(1,720)
(3)	2,302	1,000	- Other[1]	2,648	2,500
7,147	12,466	13,274	Net cash from operating activities (pre-tax)	37,483	59,343

(1,724)	(1,235)	(3,666)	Taxation paid	(7,673)	(14,299)

5,423	11,231	9,608	Net cash from operating activities	29,810	45,044

			Cash flow from investing activities
(7,299)	(6,412)	(8,831)	Capital expenditure[2]	(26,131)	(31,676)
(5)	(274)	107	Investments in joint ventures and associates	(896)	(1,426)
1,398	913	2,245	Proceeds from sale of property, plant and equipment and businesses	4,720	9,873
26	81	279	Proceeds from sale of joint ventures and associates	276	4,163
91	82	56	Interest received	288	174
(397)	(108)	(536)	Other[2]	(664)	(765)
(6,186)	(5,718)	(6,680)	Net cash used in investing activities	(22,407)	(19,657)

			Cash flow from financing activities
(9)	(1,394)	(173)	Net increase/(decrease) in debt with maturity period within three months	(586)	(3,332)
5,213	5,490	4,001	Other debt: New borrowings	21,500	7,778
(1,818)	(1,387)	(571)	Repayments	(6,023)	(4,089)
(484)	(532)	(310)	Interest paid	(1,742)	(1,480)
177	2	1,002	Change in non-controlling interest	598	989
			Cash dividends paid to:
(1,782)	(2,362)	(2,987)	- Royal Dutch Shell plc shareholders	(9,370)	(9,444)
(45)	(27)	(39)	- Non-controlling interest	(117)	(116)
—	—	(971)	Repurchases of shares	(409)	(3,328)
7	(1)	(29)	Shares held in trust: net sales/(purchases) and dividends received	(39)	232
1,259	(211)	(77)	Net cash used in financing activities	3,812	(12,790)

(590)	(437)	(271)	Currency translation differences relating to cash and cash equivalents	(1,070)	(686)
(94)	4,865	2,580	Increase/(decrease) in cash and cash equivalents	10,145	11,911

31,846	26,981	19,027	Cash and cash equivalents at beginning of period	21,607	9,696

31,752	31,846	21,607	Cash and cash equivalents at end of period	31,752	21,607

[1]	In 2015, this mainly related to well write-offs.
[2]	Reflects a minor change to definition with effect from 2015 which has no overall impact on net cash used in investing activities. Comparative information has been reclassified.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2014 (pages 111 to 116) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in these Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2014 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Information by business segment:

Quarters		$ million	Full year
Q4 2015	Q4 2014		2015	2014
		Third-party revenue
6,712	11,251	Upstream	28,480	45,240
51,410	81,093	Downstream	236,384	375,752
24	30	Corporate	96	113
58,146	92,374	Total third-party revenue	264,960	421,105

		Inter-segment revenue
5,512	9,429	Upstream	25,447	47,059
386	596	Downstream	1,362	2,294
—	—	Corporate	—	—
		CCS earnings
(333)	2,645	Upstream[1]	(5,663)	15,841
2,502	1,544	Downstream[2]	10,243	3,411
(295)	(32)	Corporate	(425)	(156)
1,874	4,157	Total CCS earnings	4,155	19,096

Quarters		$ million	Full year
Q4 2015	Q4 2014		2015	2014
1,874	4,157	Total CCS earnings	4,155	19,096
		Current cost of supplies adjustment:
(1,122)	(4,336)	Purchases	(2,278)	(5,087)
320	1,251	Taxation	646	1,454
(130)	(654)	Share of profit/(loss) of joint ventures and associates	(323)	(733)
942	418	Income/(loss) for the period	2,200	14,730

[1]	Third quarter 2015 Upstream earnings include impairment charges of $3,689 million after taxation, primarily related to North America shale gas properties, and the impact of the decisions to cease Alaska drilling activities for the foreseeable future and to cease the Carmon Creek project ($2,584 million and $2,032 million after taxation respectively). Second quarter 2014 Upstream earnings included an impairment charge of $1,943 million after taxation, partly offset by divestment gains of $1,230 million after taxation.
[2]	First quarter 2014 Downstream earnings included an impairment charge of $2,284 million related to refineries in Asia and Europe.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	21

3.	Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
Number of shares	A	B
At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	96,336,688	—	—
Repurchases of shares	(12,717,512)	—	—

At December 31, 2015	3,990,921,569	2,440,410,614	50,000

At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	—	—
Repurchases of shares	(55,277,578)	(32,428,573)	—

At December 31, 2014	3,907,302,393	2,440,410,614	50,000

Nominal value

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2015	334	206	540
Scrip dividends	7	—	7
Repurchases of shares	(1)	—	(1)

At December 31, 2015	340	206	546

At January 1, 2014	333	209	542
Scrip dividends	6	—	6
Repurchases of shares	(5)	(3)	(8)

At December 31, 2014	334	206	540

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2015, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2016, and the end of the Annual General Meeting to be held in 2016, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

4.	Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,750)	(2,750)
Scrip dividends	(7)	—	—	—	—	(7)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(65)	—	(65)

At December 31, 2015	3,398	154	84	1,658	(22,480)	(17,186)

At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(12,182)	(12,182)
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	8	—	—	8
Share-based compensation	—	—	—	(148)	—	(148)

At December 31, 2014	3,405	154	83	1,723	(19,730)	(14,365)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	22

5.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

$ million	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014
Included within:

Trade and other receivables – non-current	744	885	703
Trade and other receivables – current	13,114	12,433	14,037

Trade and other payables – non-current	1,687	1,407	520
Trade and other payables – current	10,757	9,892	11,554

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2014, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2015 are consistent with those used in the year ended December 31, 2014, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

The fair value of debt excluding finance lease liabilities at December 31, 2015, was $53,480 million (September 30, 2015: $50,744 million; December 31, 2014: $41,120 million). Fair value is determined from the prices quoted for those securities.

6.	Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc

On April 8, 2015, the Boards of Royal Dutch Shell plc and BG Group plc announced that they had reached agreement on the terms of a recommended cash and share offer to be made by Royal Dutch Shell plc for the entire issued and to be issued share capital of BG Group plc.

The shareholders of Royal Dutch Shell plc and BG Group plc voted to approve the transaction at meetings on January 27, 2016 and January 28, 2016 respectively. The transaction is expected to complete on February 15, 2016, subject to the satisfaction or waiver of certain customary conditions, including the sanction of the scheme arrangement to implement the combination by the High Court of Justice.

Under certain circumstances occurring on or prior to July 31, 2016, Royal Dutch Shell plc has agreed to pay BG Group plc £750 million by way of compensation for any loss suffered by BG Group plc in connection with the preparation and negotiation of the transaction.

ADDITIONAL NOTES FOR INFORMATION

A.	Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

B.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	23

C.	Divestments

Divestment proceeds comprise proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Upstream and Downstream investments, adjusted onto an accruals basis.

The term “Divestments” comprises both divestment proceeds as defined above and proceeds from sale of interests in Shell Midstream Partners, L.P. (“SMP”). Proceeds from sale of interests in SMP are included within “Change in non-controlling interest” in the Condensed Consolidated Statement of Cash Flows.

D.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

E.	Gearing

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

F.	Operating costs

Operating costs comprise production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

G.	Liquidity and capital resources

Fourth quarter net cash from operating activities was $5.4 billion compared with $9.6 billion for the same period last year.

Total current and non-current debt increased to $58.4 billion at December 31, 2015 from $55.6 billion at September 30, 2015 while cash and cash equivalents were $31.8 billion at December 31, 2015, in line with the position at September 30, 2015. During the fourth quarter 2015, Shell issued $5.0 billion of debt under the US shelf registration. No new debt was issued under the European medium-term note programme.

Capital investment for the fourth quarter 2015 was $7.9 billion, of which $5.8 billion in Upstream, $2.0 billion in Downstream and $0.1 billion in Corporate. Capital investment for the same period last year was $9.7 billion, including $7.5 billion in Upstream and $2.1 billion in Downstream.

Dividends of $0.47 per share are announced on February 4, 2016 in respect of the fourth quarter. These dividends are payable on March 29, 2016. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2014 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Full year net cash from operating activities was $29.8 billion compared with $45.0 billion last year.

Total current and non-current debt increased to $58.4 billion at December 31, 2015 from $45.5 billion at December 31, 2014 while cash and cash equivalents increased to $31.8 billion at December 31, 2015 from $21.6 billion at December 31, 2014. During 2015 Shell issued $15.0 billion of debt under the US shelf registration, and $5.2 billion of debt under the European medium-term note programme.

Capital investment for 2015 was $28.9 billion, of which $23.6 billion in Upstream, $5.1 billion in Downstream and $0.2 billion in Corporate. Capital investment for 2014 was $37.3 billion, of which $31.3 billion in Upstream, $5.9 billion in Downstream and $0.1 billion in Corporate.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	24

CAUTIONARY STATEMENT

The release, presentation, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction.

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”) (the “Combination”) or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws.

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell and of the Combination. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 4, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

February 4, 2016

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Financial Report	25

APPENDIX

A.	Summary of identified items - Twelve months ended December 31, 2015

Earnings for 2015 reflected the following items, which in aggregate amounted to a net charge of $6,834 million (compared with a net charge of $3,521 million in 2014), as summarised in the table on page 11:

•	Upstream earnings included a net charge of 7,443 million. This net charge included $4,616 million related to impairments, redundancy and restructuring, and other items such as contract provisions and well write-offs associated with management’s decision in the third quarter 2015 to cease Alaska drilling activities for the foreseeable future and to cease the Carmon Creek project. Charges for Alaska were $2,584 million, which included $755 million associated with well write-offs, and charges for Carmon Creek were $2,032 million. The net charge also reflected impairment charges of some $4,575 million, principally in the third quarter 2015, triggered by the downward revision of the long-term oil and gas price outlook. These charges were partly offset by net gains on divestments of some $1,640 million and a credit of $604 million reflecting a statutory tax rate reduction in the United Kingdom. Other net charges of some $108 million related to the negative impact of a statutory tax rate change in Canada, redundancy and restructuring and the impact of fair value accounting of certain commodity derivatives and gas contracts. Earnings for 2014 included a net charge of $664 million.

•	Downstream earnings included a net gain of $495 million, reflecting some $1,095 million net gains on divestments, partly offset by asset impairments of some $500 million and a tax charge of $115 million relating to the transfer of assets to Shell Midstream Partners, L.P. Other net gains of some $15 million related to redundancy and restructuring, the impact of fair value accounting of certain commodity derivatives and gas contracts, and the negative impact of a statutory tax rate change in Canada. Earnings for 2014 included a net charge of $2,854 million.

•	Corporate and Non-controlling interest earnings included a net gain of $114 million, mainly reflecting a $483 million gain on the divestment of an office building in the United Kingdom, partly offset by a $216 million tax charge related to prior years and a tax provision. Earnings for 2014 included a net charge of $3 million.

B.	Portfolio Developments - Twelve months ended December 31, 2015

Portfolio Developments for the six months ended June 30, 2015, and three months ended September 30, 2015, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on July 30, 2015 and October 29, 2015 respectively.

C.	Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plans are the Performance Share Plan (“PSP”) and Long-term Incentive Plan (“LTIP”). From 2015, senior executives receive conditional awards under the LTIP rather than under the PSP. For the details of these plans, reference is made to the Annual Report and Form 20-F for the year ended December 31, 2014. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP and LTIP outstanding at December 31, 2015. The measurement period for the shares granted is three years.

Performance-share plan awards outstanding at December 31, 2015

	A shares	B shares	A ADSs
Under the PSP and LTIP (thousands)	35,714	12,311	9,827

Prior to the introduction of performance-share plans in 2005, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The following table presents the number of shares and ADSs in Royal Dutch Shell plc under option as at December 31, 2015, and the range of expiration dates.

Share option plans at December 31, 2015

	A shares	B shares	A ADSs

Under option (thousands)	939	—	—
Range of expiry dates	Feb 2016 – Mar 2016	—	—

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D.	Ratio of earnings to fixed charges

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015:

	$ million Years ended December 31
	2015	2014	2013	2012	2011
Pre-tax income from continuing operations before income from joint ventures and associates	(1,480)	22,198	26,317	41,564	46,806
Total fixed charges	2,495	2,113	1,710	1,712	1,608
Distributed income from joint ventures and associates	4,627	6,902	7,117	10,573	9,681
Interest capitalised	(839)	(757)	(762)	(567)	(674)
Total earnings	4,803	30,456	34,382	53,282	57,421

Interest expensed and capitalised	1,795	1,522	1,412	1,461	1,209
Interest within rental expense	700	591	298	251	399
Total fixed charges	2,495	2,113	1,710	1,712	1,608
Ratio of earnings to fixed charges	1.93	14.41	20.11	31.12	35.71

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

E.	Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at December 31, 2015. This information is derived from the Condensed Consolidated Financial Statements.

$ million
December 31, 2015
Equity attributable to Royal Dutch Shell plc shareholders	162,876
Current debt	5,530
Non-current debt	52,849
Total debt[A]	58,379
Total capitalisation	221,255

[A]	Of total debt, $53.2 billion was unsecured and $5.2 billion was secured. Total debt includes, as at December 31, 2015, $49.5 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2014: $34.8 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at December 31, 2015, Shell also had outstanding guarantees of $0.6 billion, of which $0.3 billion relate to debt of joint ventures and associates.

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F.	Non-GAAP measures

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Financial report which are listed and explained as follows:

Capital investment by business segment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write offs), new investments in joint ventures and associates, new finance leases and other adjustments.

$ million Three months ended				$ million Twelve months ended
Dec 31, 2015	Sep 30, 2015	Dec 31, 2014		Dec 31, 2015	Dec 31, 2014
			Capital investment:
5,820	5,848	7,511	Upstream	23,527	31,293
1,974	1,211	2,098	Downstream	5,119	5,910
100	16	42	Corporate	215	136

7,894	7,075	9,651	Total capital investment	28,861	37,339
(5)	(274)	107	Investments in joint ventures and associates	(896)	(1,426)
(281)	(1,522)	(784)	Exploration expense, excluding exploration wells written off	(2,948)	(2,244)
(29)	(38)	(79)	Finance leases	(91)	(2,124)
(280)	1,171	(64)	Other[A]	1,205	131

7,299	6,412	8,831	Capital expenditure[A]	26,131	31,676

[A]	Comparative information for 2014 has been reclassified to reflect a minor change to definition with effect from January 1, 2015.

Divestments

Divestment proceeds comprise proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Upstream and Downstream investments, adjusted onto an accruals basis.

The term “Divestments” comprises both divestment proceeds as defined above and proceeds from sale of interests in Shell Midstream Partners, L.P. (“SMP”). Proceeds from sale of interests in SMP are included within “Change in non-controlling interest” in the Condensed Consolidated Statement of Cash Flows.

$ million Three months ended				$ million Twelve months ended
Dec 31, 2015	Sep 30, 2015	Dec 31, 2014		Dec 31, 2015	Dec 31, 2014
1,398	913	2,245	Proceeds from sale of property, plant and equipment and businesses	4,720	9,873
26	81	279	Proceeds from sale of joint ventures and associates	276	4,163
(397)	(108)	(536)	Other (in Cash flow from investing activities)	(664)	(765)

1,027	886	1,988	Total	4,332	13,271
423	41	(113)	Changes in non-current receivables included in Other (above) [1]	699	178
(43)	63	12	Other	(86)	(9)

1,407	990	1,887	Divestment proceeds	4,945	13,440

297	—	1,012	Proceeds from sale of interests in SMP	595	1,012
—	—	567	Changes in non-current receivables included in Other (above)[1]	—	567

1,704	990	3,466	Divestments	5,540	15,019

[1]	Comprises loans and advances to third parties. With effect from 2015, these are both excluded from Divestment proceeds and Divestments. For 2014 information, which has not been restated on grounds of immateriality, changes in loans to third parties were instead included in Divestment proceeds and subsequently excluded from Divestments.

Royal Dutch Shell plc	Unaudited Condensed Financial Report	28

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

Calculation of ROACE	$ million
	Last twelve months
	December 31, 2015	December 31, 2014
Income for current and previous three quarters	2,200	14,730
Interest expense after tax	2,030	938
Income before interest expense	4,230	15,668
Capital employed – opening	218,326	225,710
Capital employed – closing	222,500	218,326
Capital employed – average	220,413	222,018

ROACE	1.9%	7.1%

Operating costs

Operating costs comprise production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

$ million				$ million
Three months ended				Twelve months ended
Dec 31, 2015	Sep 30, 2015	Dec 31, 2014		Dec 31, 2015	Dec 31, 2014
7,515	7,419	7,465	Production and manufacturing expenses	28,095	30,038
3,090	2,896	3,426	Selling, distribution and administrative expenses	11,956	13,965
297	291	363	Research and development	1,093	1,222

10,902	10,606	11,254	Operating costs	41,144	45,225

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